04002402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44763

FEB 26 2004

SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DSIL INVESTMENT SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

536 BROADWAY 7TH FLOOR
(No. and Street)

NEW YORK (City) **NEW YORK** (State) **10012-3915** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS

CAROLE M. LAIBLE, CHIEF FINANCIAL OFFICER (212) 217-1100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) **NEW YORK** (City) **NEW YORK** (State) **10036-2736** (Zip Code)

CHECK
- ☒ Certified Public
- ☐ Public
- ☐ Accountant not resident in United States or any of its

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **CAROLE M. LAIBLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DSIL INVESTMENT SERVICES LLC**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes);

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DSIL Investment Services LLC

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
DSIL Investment Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DSIL Investment Services LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2004

DSIL Investment Services LLC
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	92,189
Due from parent		13,536
Prepaid expense		4,115
Total assets	$	109,840
Liabilities and Member's Equity		
Accounts payable	$	18,076
Member's equity (Note 2)		91,764
Total liabilities and member's equity	$	109,840

See notes to financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

DSIL Investment Services LLC ("the Company") is a wholly owned subsidiary of Domini Social Investments LLC ("the Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker dealer who acts as the principal underwriter and distributor for mutual funds sponsored by the Parent.

The Company is currently exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Significant Accounting Policies

A summary of significant accounting policies follows:

Cash

Cash includes cash on hand and bank demand deposits.

Income Taxes

The Company is a single member limited liability company whose parent is a multi-member limited liability company classified as a Partnership for federal income tax purpose. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's Partnership return and therefore no provision for income taxes is required.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had a net capital of $74,113 which was $49,113 in excess of its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2003 of $18,075. The Company's ratio of aggregate indebtedness to net capital was .24 to 1 at December 31, 2003.

3. Agreement with Affiliated Company

Pursuant to a written agreement the Parent, in exchange for all of the distribution fees received by the Company, has agreed to provide or reimburse the Company all necessary administrative and distribution services including but not limited to professional fees, office space, equipment, commission payments and advertising expenses.

Operating expenses of the Company are primarily allocated to it from the Parent.

4. Guarantees and Commitments

Additionally, in the normal course of business the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.